Dreyfus
Municipal Income, Inc.

SEMIANNUAL REPORT March 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Statement of Investments

17   Statement of Assets and Liabilities

18   Statement of Operations

19   Statement of Changes in Net Assets

20   Financial Highlights

22   Notes to Financial Statements

29   Officers and Directors

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Income, Inc., covering the six-month period from October 1, 2006, through March 31, 2007.

Recent volatility in U.S. stock and bond markets has suggested to us that investors' appetite for risk may be waning. Until late February 2007, the appetite for risk was relatively high, even in market sectors where the danger of fundamental deterioration was clear, such as "sub-prime" mortgages. While overall valuation levels within the broad stock and bond markets seemed appropriate to us, prices of many lower-quality assets did not fully compensate investors for the risks they typically entail.

Heightened volatility sometimes signals a shift in the economy, but we do not believe this currently is the case. We continue to expect a mid-cycle economic slowdown and a monetary policy of "prolonged pause and eventual ease." Tightness in the labor market should ease, with the unemployment rate driven somewhat higher by housing-related lay-offs. While we believe there will be a gradual moderation of both CPI and PCE "core" inflation — a measure of underlying long-term inflation that generally excludes energy and food products — we expect the Federal Reserve Board to remain vigilant against inflation risks as it continues to closely monitor upcoming data. As always, your financial advisor can help you identify the investments that may help you potentially profit from these trends and maintain an asset allocation strategy that's suited for your needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
April 16, 2007



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus Municipal Income perform during the reporting period?

For the six-month period ended March 31, 2007, the fund achieved a total return of 1.98% (on a net asset value basis).[1] During the same period, the fund provided income dividends of $0.25 per share, which is equal to a distribution rate of 5.09%.[2]

Despite bouts of heightened market volatility stemming from investors' occasional inflation-related concerns, municipal bonds fared relatively well in an environment of moderate economic growth and stable short-term interest rates. The fund's income-oriented investment posture enabled it to avoid the full brunt of market volatility, but prevented the fund from participating fully in market rallies. The fund's monthly dividend distribution remained unchanged during the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital from a portfolio that, under normal market conditions, invests at least 80% of the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features. Over time, many of the fund's relatively higher yielding bonds mature or are

redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

Waning inflation concerns during the fall of 2006 led to a sustained market rally as investors responded positively to reports of softening housing markets, moderating economic growth and falling energy prices. The Federal Reserve Board (the "Fed") apparently agreed with a more benign inflation outlook, as it held short-term interest rates steady throughout the reporting period, citing the likelihood that a slower economy would relieve prevailing inflationary pressures.

However, near the end of February, turmoil in overseas equity markets and reports of rising delinquencies among U.S. sub-prime mortgage holders sparked fears that the U.S. and global economies might slow more severely than expected. In late March, the Fed commented that the risk of a reacceleration of inflation represented a greater concern than the risk of recession, causing investors to push back their expectations of an eventual rate cut. As a result, municipal bonds ended the reporting period with only slightly higher prices than where they began.

The fund proved to be well positioned for a more volatile market, as the fund's core holdings of seasoned, income-oriented municipal bonds generally held up better than the general market during market declines. However, the same positioning prevented the fund from participating as strongly as the general market during rallies. In addition, narrowing yield differences along the market's maturity range reduced

the effectiveness of the fund's leveraging strategy, which seeks to borrow at low short-term rates and reinvest in longer-term municipal bonds at higher rates.

Yield differences along the market's credit rating spectrum also hovered near historically narrow levels during the reporting period. Therefore, it made little sense to us to incur the risks that lower-rated securities typically entail. We focused instead on income-oriented, investment-grade municipal bonds with maturities in the 20- to 25-year range, which provided most of the yield offered by longer-term bonds but with relatively less interest-rate risk. We emphasized bonds issued to finance health care facilities, which appeared to offer better values than other areas of the market.

What is the fund's current strategy?

We have maintained the fund's income-oriented investment posture. Indeed, since many of the fund's holdings were purchased at higher yields than currently are available from comparable securities, it has made little sense to us to replace existing holdings with newly issued bonds. As the U.S. economy slows and investors become more sensitive to risk, we believe that the fund is positioned for such an environment because of its continued emphasis on income-oriented bonds selling at modest premiums to their face values. Of course, we are prepared to adjust our strategies as economic and market conditions evolve.

April 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

Long-Term Municipal Investments−157.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−6.5%				
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.75	2/1/09	7,500,000 [a]	7,846,350
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 [a]	4,990,616
Alaska−3.6%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	7,021,190
Arkansas−1.6%				
Independence County, PCR (Entergy Arkansas, Inc. Project)	5.00	1/1/21	3,000,000	3,065,850
California−16.3%				
ABAG Financial Authority for Nonprofit Corporations, Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,080,100
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,951,947
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	2,077,900
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,718,750
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,491,650
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 [a]	3,892,091
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,577,831
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	6,000,000	1,746,180

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Del Mar Race Track Authority, Revenue	5.00	8/15/25	3,500,000	3,615,885
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	3,000,000 a	3,667,680
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	2,500,000	2,659,125
Colorado—10.3%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 a	3,117,508
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,131,951
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,480,000	2,535,800
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.42	6/1/35	11,000,000 b,c	11,590,920
District of Columbia—1.4%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	2,080,000	2,184,166
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	580,000	589,611
Florida—1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 a	31,905
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,546,028

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
South Lake County Hospital District, Revenue (South Lake Hospital, Inc.)	5.80	10/1/34	1,095,000	1,138,614
Georgia−.5%				
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/19	1,000,000	1,063,780
Illinois−10.3%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	3,995,461
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 a	341,539
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	55,000	55,585
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 a	6,273,802
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,515,830
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,183,720
Indiana−2.1%				
Anderson, EDR and Improvement Bonds (Anderson University Project)	5.00	10/1/32	1,450,000	1,471,098
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	2,500,000 a	2,734,900
Kansas−1.3%				
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,604,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Maryland–4.9%					
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000	a	2,215,760
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000	a	7,431,620
Massachusetts–9.1%					
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/14	5,000,000	a	5,401,650
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000		2,053,920
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	2,500,000		2,702,850
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000		2,555,425
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000		5,308,604
Michigan–3.5%					
Hancock Hospital Finance Authority, Mortgage Revenue (Portage Health) (Insured; MBIA)	5.45	8/1/08	2,200,000	a	2,249,456
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,685,000		4,685,094
Minnesota–1.4%					
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000	a	2,660,088
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000		86,240

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi−3.1%				

Mississippi Business Finance
  Corporation, PCR (System
  Energy Resources, Inc. Project)
	5.88	4/1/22	6,000,000	6,065,160

Missouri−4.6%				

Missouri Development Finance
  Board, Infrastructure
  Facilities Revenue (Branson
  Landing Project)
	5.00	6/1/35	2,500,000	2,579,325

Missouri Development Finance
  Board, Research Facility
  Revenue (Midwest Research
  Institute Project)
	5.00	11/1/22	1,000,000	1,039,140

Missouri Health and Educational
  Facilities Authority, Health
  Facilities Revenue (BJC Health
  System)
	5.25	5/15/32	2,500,000	2,628,625

Missouri Health and Educational
  Facilities Authority, Health
  Facilities Revenue (Saint
  Anthony's Medical Center)
	6.25	12/1/10	2,500,000 [a]	2,738,125

Missouri Housing Development
  Commission, SFMR
  (Homeownership Loan Program)
  (Collateralized: FNMA and GNMA)
	6.30	9/1/25	160,000	161,571

Nevada−2.2%				

Clark County,
  IDR (Southwest Gas Corporation
  Project) (Insured; AMBAC)
	6.10	12/1/38	4,000,000	4,290,200

New Jersey−.9%				

New Jersey Economic Development
  Authority, Cigarette Tax
  Revenue
	5.50	6/15/31	1,610,000	1,707,856

New Mexico−2.4%				

Farmington,
  PCR (Public Service Company of
  New Mexico San Juan Project)
	6.30	12/1/16	3,000,000	3,064,680

New Mexico Mortgage Finance
  Authority, Single Family
  Mortgage Program
  (Collateralized: FHLMC and GNMA)
	6.85	9/1/31	1,610,000	1,633,313

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York–2.3%				
Long Island Power Authority, Electric System General Revenue	5.00	9/1/27	1,500,000	1,563,855
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/27	2,930,000	3,016,845
North Carolina–3.1%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	1,500,000	1,582,035
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	3,121,650
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,420,000	1,459,519
Ohio–4.7%				
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,269,250
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	65,000	65,466
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	3,590,000	3,961,637
Oklahoma–1.3%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,500,000	2,612,800
Pennsylvania–7.8%				
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) (Insured; FGIC)	5.00	11/1/38	3,375,000	3,520,834

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,536,470
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	7,750,000	8,356,825
Rhode Island—1.2%				
Rhode Island Housing and Mortgage Finance Corporation, Homeownership Opportunity Revenue	4.70	10/1/32	2,405,000	2,389,079
South Carolina—10.9%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,166,900
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 [a]	2,649,100
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,574,690
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,647,400
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,134,784
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,370,962
Texas—12.0%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,531,325

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,740,225
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 [a]	3,952,694
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corporation Project)	5.65	12/1/22	4,500,000	4,700,700
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.40	4/1/18	2,350,000	2,423,766
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,335,300
Utah−.1%				
Utah Housing Finance Agency, SFMR (Collateralized; FHA)	6.00	1/1/31	185,000	188,293
Vermont−1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,668,015
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	505,000	506,141
Washington−2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,268,100
West Virginia−3.9%				
Braxton County, SWDR (Weyerhaeuser Company Project)	5.80	6/1/27	7,450,000	7,616,508

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin–5.1%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,816,350
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.60	2/15/29	4,975,000	5,140,369
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,114,780
Wyoming–.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,500,000	1,597,860
U.S. Related–13.4%				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.18	7/1/38	8,000,000 [b,c]	8,216,040
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.18	7/1/38	10,000,000 [b,c]	10,270,050
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	6.06	7/1/15	8,000,000 [b,c]	8,166,200
Total Investments (cost $294,779,909)			**157.8%**	**312,021,132**
Liabilities, Less Cash and Receivables			**(7.2%)**	**(14,303,883)**
Preferred Stock, at redemption value			**(50.6%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**197,717,249**

[a] *These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $38,243,210 or 19.3% of net assets applicable to Common Shareholders.*

[c] *Collateral for floating rate borrowings.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	25.5
AA		Aa		AA	16.7
A		A		A	26.5
BBB		Baa		BBB	25.3
B		B		B	1.2
Not Rated [d]		Not Rated [d]		Not Rated [d]	4.8
					100.0

† *Based on total investments.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	294,779,909	312,021,132
Interest receivable		4,912,859
Prepaid expenses		4,844
		316,938,835
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		190,528
Cash overdraft due to Custodian		197,704
Payable for floating rate notes issued		18,500,000
Interest and related expenses payable		191,304
Dividends payable to Preferred Shareholders		29,313
Commissions payable		7,051
Accrued expenses		105,686
		19,221,586
Auction Preferred Stock, Series A and B, par value $.001 per share (4,000 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		100,000,000
Net Assets applicable to Common Shareholders ($)		**197,717,249**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (20,589,320 shares issued and outstanding)		20,589
Paid-in capital		185,575,995
Accumulated investment income–net		503,995
Accumulated net realized gain (loss) on investments		(5,624,553)
Accumulated net unrealized appreciation (depreciation) on investments		17,241,223
Net assets applicable to Common Shareholders		**197,717,249**
Shares Outstanding		
(110 million shares authorized)		20,589,320
Net Asset Value, per share of Common Stock ($)		**9.60**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**9,116,616**
Expenses:	
Management fee–Note 3(a)	1,042,208
Interest and related expenses	359,211
Commissions fees–Note 1	132,830
Professional fees	38,850
Shareholders' reports	22,057
Shareholder servicing costs–Note 3(b)	14,757
Custodian fees–Note 3(b)	10,849
Registration fees	10,000
Directors' fees and expenses–Note 3(c)	2,037
Miscellaneous	22,489
Total Expenses	**1,655,288**
Investment Income–Net	**7,461,328**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	105,973
Net unrealized appreciation (depreciation) on investments	(1,871,694)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,765,721)**
Dividends on Preferred Stock	**(1,752,684)**
Net Increase in Net Assets Resulting from Operations	**3,942,923**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30, 2006
Operations ($):		
Investment income−net	7,461,328	13,452,056
Net realized gain (loss) on investments	105,973	553,292
Net unrealized appreciation (depreciation) on investments	(1,871,694)	(804,643)
Dividends on Preferred Stock	(1,752,684)	(3,125,231)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,942,923**	**10,075,474**
Dividends to Common Shareholders from ($):		
Investment income−net	**(5,064,973)**	**(10,624,089)**
Total Increase (Decrease) in Net Assets	**(1,122,050)**	**(548,615)**
Net Assets ($):		
Beginning of Period	198,839,299	199,387,914
End of Period	**197,717,249**	**198,839,299**
Undistributed (distributions in excess of) investment income−net	503,995	(139,676)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

| | Six Months Ended March 31, 2007 (Unaudited) | Year Ended September 30, | | | | |
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	9.66	9.68	9.51	9.51	9.78	9.66
Investment Operations:						
Investment income−net[a]	.36	.65	.68	.69	.72	.76
Net realized and unrealized gain (loss) on investments	(.08)	.00[b]	.21	.09	(.24)	.00[b]
Dividends on Preferred Stock from investment income−net	(.09)	(.15)	(.10)	(.06)	(.07)	(.08)
Total from Investment Operations	.19	.50	.79	.72	.41	.68
Distributions to Common Shareholders:						
Dividends from investment income−net	(.25)	(.52)	(.62)	(.72)	(.68)	(.56)
Net asset value, end of period	9.60	9.66	9.68	9.51	9.51	9.78
Market value, end of period	9.66	9.17	9.35	10.25	9.69	9.60
Total Return (%)[c]	8.10[d]	3.86	(2.58)	14.08	8.48	17.28

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets applicable to Common Stock[e]	1.67[f,g]	1.61[h]	1.48[h]	1.40[h]	1.42[h]	1.44[h]
Ratio of net investment income to average net assets applicable to Common Stock[e]	7.53[f]	6.83	7.03	7.29	7.60	7.93
Ratio of total expenses to total average net assets	1.11[f,g]	1.06[h]	.99[h]	.93[h]	.94[h]	.94[h]
Ratio of net investment income to total average net assets	5.01[f]	4.53	4.67	4.81	5.02	5.23
Portfolio Turnover Rate	3.83[d,g]	10.09	12.62	6.72	9.88	5.32
Asset coverage of Preferred Stock, end of period	298	300	299	295	294	299
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	197,717	198,839	199,388	195,395	194,390	199,361
Preferred Stock outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000	100,000

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Calculated based on market value.*

[d] *Not annualized.*

[e] *Does not reflect the effect of dividends to Preferred Stockholders.*

[f] *Annualized.*

[g] *Ratio of total expenses to average net assets, ratio of net expenses to average net assets and portfolio turnover rate have been adjusted to reflect participation in inverse floater structures.*

[h] *Ratio of total expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing com-

mon shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund

at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 29, 2007, the Board of Directors declared a cash dividend of $.041 per share from investment income-net, payable on April 30, 2007 to Common Shareholders of record as of the close of business on April 16, 2007.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days for Series A and Series B. The dividend rates in effect at March 31, 2007 were as follows: Series A 3.50% and Series B 3.70%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all

open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $5,820,963 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2006. If not applied, $356,456 of the carryover expires in fiscal 2008, $619,742 expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2006 were as follows: tax exempt income $13,749,320. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended March 31, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2007, the fund was charged $11,723 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2007, the fund was charged $10,849 pursuant to the custody agreement.

During the period ended March 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $177,451, chief compliance officer fees $3,067, custodian fees $4,913 and transfer agency per account fees $5,097.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2007, amounted to $12,811,902 and $11,940,350, respectively.

At March 31, 2007, accumulated net unrealized appreciation on investments was $17,241,223, consisting of $17,433,501 gross unrealized appreciation and $192,278 gross unrealized depreciation.

At March 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement

Subsequent to the issuance of the September 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Common Stock:					
As previously reported	1.33	1.32	1.31	1.33	1.33
As restated	1.61	1.48	1.40	1.42	1.44
Common and Preferred Stocks:					
As previously reported	.88	.88	.87	.88	.87
As restated	1.06	.99	.93	.94	.94

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

OFFICERS AND DIRECTORS

Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard*
George L. Perry*
Auction Preferred Stock Directors

Officers

President
 J. David Officer
Vice President
 Mark N. Jacobs
Executive Vice President
 Joseph P. Darcy
Vice President and Secretary
 Michael A. Rosenberg
Vice President and Assistant Secretaries
 James Bitetto
 Joni Lacks Charatan
 Joseph M. Chioffi
 Janette E. Farragher
 John B. Hammalian
 Robert R. Mullery
 Jeff Prusnofsky
Treasurer
 James Windels
Assistant Treasurers
 Robert Robol
 Robert Svagna
 Gavin C. Reilly
Chief Compliance Officer
 Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent,
Dividend Disbursing Agent
and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
Municipal Income, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

Ticker Symbol: DMF

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0424SA0307